Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information on pages 1-17 of this exhibit concerning TOTAL S.A. and all of its direct and indirect consolidated companies located in or outside of France (collectively, “TOTAL” or the “Group”) with respect to the first quarter of 2020 has been derived from TOTAL’s unaudited consolidated balance sheets as of March 31, 2020, unaudited statements of income, comprehensive income, cash flow, business segment information for the first quarter of 2020 and unaudited consolidated statements of changes in shareholders’ equity for the first quarter of 2020 presented on pages 18-30 and 35-36 of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2020, as amended on April 14, 2020.

A.    KEY FIGURES

in millions of dollars (except earnings per share and number of shares)	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Non-Group sales	43,870	49,280	51,205	-14%
Adjusted net operating income(a) from business segments	2,300	3,879	3,413	-33%
• Exploration & Production	703	2,031	1,722	-59%
• Integrated Gas, Renewables & Power	913	794	592	+54%
• Refining & Chemicals	382	580	756	-49%
• Marketing & Services	302	474	343	-12%
Net income (loss) from equity affiliates	732	502	711	x1.0
Fully-diluted earnings per share ($)	(0.01)	0.97	1.16	ns
Fully-diluted weighted-average shares (millions)	2,601	2,607	2,620	-1%
Net income (Group share)	34	2,600	3,111	-99%
Organic investments(b)	2,523	4,291	2,784	-9%
Net acquisitions(c)	1,102	(80)	306	x3.6
Net investments(d)	3,625	4,211	3,090	+17%
Cash flow from operations	1,299	6,599	3,629	-64%
Of which:
• (increase)/decrease in working capital(e)	(884)	46	(2,970)	ns
• financial charges	(512)	(533)	(503)	ns

From 2019, data take into account the impact of the new rule IFRS16 “Leases”, effective January 1, 2019.

Environment* — liquids and gas price realizations, refining margins

	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Brent ($/b)	50.1	63.1	63.1	-21%
Henry Hub ($/Mbtu)	1.9	2.4	2.9	-35%
NBP ($/Mbtu)	3.1	5.1	6.3	-51%
JKM ($/Mbtu)	3.6	5.8	6.6	-45%

Average price of liquids ($/b) Consolidated subsidiaries	44.4	59.1	58.7	-24%
Average price of gas ($/Mbtu) Consolidated subsidiaries	3.35	3.76	4.51	-26%
Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	6.32	6.52	7.20	-12%

Variable cost margin – European refining, VCM ($/t)	26.3	30.2	33.0	-20%

*	The indicators are shown on page 17.

(a)

Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See pages 3 et seq. “Analysis of business segment results” below for further details.

(b)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(c)	“Net acquisitions” = acquisitions—assets sales—other transactions with non-controlling interests (see page 14).
(d)	“Net investments” = organic investments + net acquisitions (see page 14).
(e)

The change in working capital as determined using the replacement cost method and, effective second quarter of 2019, including organic loan repayments from equity affiliates, and, effective first quarter of 2020, including capital gain from renewable projects sale was $(2,717) million in 1Q20, $(240) million in 4Q19, $(2,404) million in 1Q19. Effective second quarter of 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations. For information on the replacement cost method, refer to the second paragraph of “B. Analysis of business segment results”. See also “C. Group results – Cash Flow”. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 15 of this exhibit.

Production*

	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Hydrocarbon production (kboe/d)	3,086	3,113	2,946	+5%
• Oil (including bitumen) (kb/d)	1,448	1,452	1,425	+2%
• Gas (including condensates and associated NGL) (kboe/d)	1,638	1,661	1,521	+8%

	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Hydrocarbon production (kboe/d)	3,086	3,113	2,946	+5%
• Liquids (kb/d)	1,699	1,714	1,629	+4%
• Gas (Mcf/d)**	7,560	7,563	7,167	+5%

*	Group production = production of Exploration & Production segment (EP) + production of Integrated Gas, Renewables & Power segment (iGRP)
**	1Q19 and 4Q19 data restated.

Hydrocarbon production was 3,086 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2020, an increase of 5% year-on-year, due to:

•	+8% related to the start-up and ramp-up of new projects, notably Culzean in the United Kingdom, Egina in Nigeria, Johan Sverdrup in Norway and Ichthys in Australia.
•	+2% due to lower prices and to portfolio effects, notably the increased interest in the DUC field in Denmark.
•	-3% due to the natural decline of fields.
•	-2% due notably to partial production halt in Libya and to the Tyra redevelopment in Denmark.

First quarter 2020 results

Pressured by the collapse of demand linked to Covid-19, oil prices fell sharply during March to an average of $50/b in the first quarter, down 21% year-on-year. Gas prices in Europe also fell sharply, down more than 50% year-on-year. In an environment of prices falling by more than 30% on average compared to the first quarter 2019, the Group’s cash flow (DACF)1 decreased by 31% to $4.5 billion. Adjusted net income2 decreased by 35% to $1.8 billion this quarter and return on equity stood at 9.8% with gearing3 at 21%.

Leading the Group’s low-carbon ambition, the iGRP segment generated $0.9 billion of cash flow4, an increase of 40% year-on-year thanks to a growth in LNG sales of nearly 30% and to the resilience of the sales price of its LNG production. In low-carbon electricity, the Group is accelerating growth by entering into renewable projects with gross installed capacity of more than 6 GW, particularly in India, Qatar and Spain.

In the first quarter, Upstream5 production grew by 5% year-on-year, driven by ramp-ups on projects, such as Culzean in the UK, Johan Sverdrup in Norway and Yamal in Russia. Impacted by lower prices, Exploration & Production cash flow4 was $2.6 billion, down 39% year-on-year. Notably Exploration & Production made two discoveries in Surinam.

Downstream6 cash flow4 was $1.1 billion, down 37% year-on-year. In Europe, refining margins decreased by 20% and throughput volumes were down about 30% due to lower demand. Petrochemicals were resilient, benefiting from the fall in raw material prices. Retail network sales were down 10% year-on-year due to the impact of the Covid-19 crisis.

[1]	Cash flow refers to DACF. “DACF” = debt adjusted cash flow, is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges.
[2]

Adjusted net income refers to adjusted net operating income, adjusted for special items, inventory valuation effect and the effect of changes in fair value. See pages 3 et seq. “Analysis of business segment results” below for further details.

[3]	Gearing refers to the net-debt-to-capital ratio. “Net-debt-to-capital-ratio” = net debt / (net debt + shareholders’ equity).
[4]

Operating cash flow before working capital changes is defined as cash flow from operating activities before changes in working capital at replacement cost, without financial charges except those related to leases.

[5]

The Group upstream hydrocarbons activities include the oil and gas exploration and production activities of the Exploration & Production and the Integrated Gas, Renewables & Power segments. They do not include power generation facilities based on renewable sources or natural gas such as combined-cycle natural gas power plants.

[6]	Refining & Chemicals and Marketing & Services segments.

B.    ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 23-25 and 35-36 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.    Integrated Gas, Renewables & Power segment (iGRP)

Liquefied natural gas (LNG) production and sales and low carbon electricity

Hydrocarbon production for LNG	1Q20	4Q19	1Q19	1Q20 vs 1Q19
iGRP (kboe/d)	552	624	518	+7%
• Liquids (kb/d)	73	74	66	+10%
• Gas (Mcf/d)*	2,611	2,939	2,460	+6%

LNG in Mt	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Overall LNG sales	9.8	10.6	7.7	+27%
• including sales from equity production**	4.7	4.2	3.8	+23%
• including sales by TOTAL from equity production and third party purchases	7.8	9.6	6.0	+30%

*	1Q19 and 4Q19 data restated.
**	The Group’s equity production may be sold by TOTAL or by joint ventures.

Low carbon electricity	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Gross renewables installed capacity (GW)*	3.0	3.0	1.8	+68%
Net low carbon power production (TWh)**	2.9	3.5	2.7	+10%
Clients gas and power –BtB and BtC (Million)*	5.9	5.8	5.4	+9%
Sales gas and power – BtB and BtC (TWh)	47.8	34.9	47.9	—

*	Capacity at end of period.
**	Solar, wind, biogas, hydroelectric and CCGT plants.

Production increased by 7% year-on-year essentially linked to the ramp-up of Ichthys in Australia and Yamal LNG in Russia.

Total LNG sales increased by 27% year-on-year thanks to the ramp-up of Yamal LNG and Ichthys plus the start-up of the first two Cameron LNG trains in the US.

Gross installed renewable power generation capacity increased by 68% year-on-year to 3 GW. The Group continues to implement its integration strategy for the gas and electricity chain in Europe and saw the number of customers for gas and electricity grow to 5.9 million, up 9% year-on-year.

Results

in millions of dollars	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Non-Group sales	5,090	4,292	6,419	-21%
Operating income	358	326	322	+11%
Net income (loss) from equity affiliates and other items	399	391	380	+5%
Tax on net operating income	8	104	(173)	ns
Net operating income	765	821	529	+45%
Adjustments affecting net operating income	148	(27)	63	x2.3
Adjusted net operating income*	913	794	592	+54%
• including income from equity affiliates	248	353	255	-3%
Organic investments	646	684	493	+31%
Net acquisitions	1,137	(13)	400	x2.8
Net investments	1,783	671	893	+100%

*	Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income for the iGRP segment was $913 million in the first quarter of 2020, up 54% year-on-year and operating cash flow before working capital changes was up 40% in the same period to $852 million. The strong results compared to the first quarter of 2019 are due to the strong growth of LNG sales combined with resilient sales prices for the LNG portfolio, increasing use of regasification capacity in Europe and the strong performance of trading activities. The contribution of renewable activities also increased in the quarter.

Adjusted net operating income for the Integrated Gas, Renewables & Power segment excludes special items. In the first quarter of 2020, the exclusion of special items had a positive impact of $148 million on the segment’s adjusted net operating income, compared to a positive impact of $63 million in the first quarter of 2019.

In the first quarter of 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost1 and excluding financial charges, except those related to leases was $852 million, an increase of 40% compared to $610 million in the first quarter of 2019. In the first quarter of 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $(489) million, compared to $892 million in the first quarter of 2019.

B.2.    Exploration & Production segment

Production

Hydrocarbon production	1Q20	4Q19	1Q19	1Q20 vs 1Q19
EP (kboe/d)	2,534	2,489	2,428	+4%
• Liquids (kb/d)	1,626	1,640	1,563	+4%
• Gas (Mcf/d)	4,949	4,624	4,707	+5%

Results

in millions of dollars, except effective tax rate	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Non-Group sales	1,582	1,563	1,794	-12%
Operating income	859	2,366	2,952	-71%
Net income (loss) from equity affiliates and other items	423	166	194	x2.2
Effective tax rate*	59.6%	38.0%	48.6%
Tax on net operating income	(454)	(893)	(1,424)	-68%
Net operating income	828	1,639	1,722	-52%
Adjustments affecting net operating income	(125)	392	—	ns
Adjusted net operating income**	703	2,031	1,722	-59%
• including income from equity affiliates	390	247	213	+83%
Organic investments	1,572	2,617	1,958	-20%
Net acquisitions	(6)	(224)	38	ns
Net investments	1,566	2,393	1,996	-22%

*

“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income—income from equity affiliates—dividends received from investments—impairment of goodwill + tax on adjusted net operating income).

**	Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Exploration & Production adjusted net operating income was $703 million in the first quarter, down 59% year-on-year due to the sharp decrease in oil and gas prices at the end of the quarter.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the first quarter of 2020, the exclusion of special items had a negative impact of $125 million on the segment’s adjusted net operating income whereas there was no impact in the first quarter of 2019.

In the first quarter of 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $2,576 million, a decrease of 39% compared to $4,246 million in the first quarter of 2019, for the same reasons mentioned above, partially offset by the ramp-up of strong cash-generating projects. In the first quarter of 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $3,923 million, compared to $3,936 million in the first quarter of 2019.

[1]

Operating cash flow excluding the change in working capital at replacement cost and effective second quarter of 2019 including organic loan repayments from equity affiliates provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to “B. Analysis of business segment results”, above. The reconciliation table for different cash flow figures is set forth under “Cash Flow” on page 15 of this exhibit.

B.3.    Downstream (Refining & Chemicals and Marketing & Services segments)

Results

in millions of dollars	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Non-Group sales	37,198	43,419	42,990	-13%
Operating income	(1,190)	1,054	1,813	ns
Net income (loss) from equity affiliates and other items	(47)	72	139	ns
Tax on net operating income	303	(103)	(456)	ns
Net operating income	(934)	1,023	1,496	ns
Adjustments affecting net operating income	1,618	31	(397)	ns
Adjusted net operating income*	684	1,054	1,099	-38%
Organic investments	277	949	319	-13%
Net acquisitions	(30)	159	(131)	ns
Net investments	247	1,108	188	+31%

*	Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Refining & Chemicals segment

• Refinery and petrochemicals throughput and utilization rates

Refinery throughput and utilization rate*	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Total refinery throughput (kb/d)	1,444	1,509	1,862	-22%
• France	255	282	592	-57%
• Rest of Europe	756	756	823	-8%
• Rest of world	433	471	447	-3%
Utilization rate based on crude only**	69%	71%	89%

*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

• Petrochemicals production and utilization rates

Petrochemicals production and utilization rate	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Monomers* (kt)	1,386	1,431	1,393	—
Polymers (kt)	1,202	1,169	1,297	-7%
Vapocracker utilization rate**	83%	92%	87%

*	Olefins
**	Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Refinery throughput volumes decreased by 22% in the first quarter of 2020 year-on-year, mainly as a result of planned shutdowns at the Feyzin and Grandpuits refineries in France, Satorp in Saudi Arabia as well as the shutdown of the distillation unit at the Normandy platform following an incident at the end of 2019.

Monomer production was stable year-on-year, while polymer production decreased by 7% due mainly to the closure of the polystyrene site at El Prat in Spain and a shutdown for planned maintenance on the Qatofin platform in Qatar.

Results

in millions of dollars	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Non-Group sales	18,523	22,040	21,711	-15%
Operating income	(1,268)	579	1,244	ns
Net income (loss) from equity affiliates and other items	(57)	57	149	ns
Tax on net operating income	335	(3)	(292)	ns
Net operating income	(990)	633	1,101	ns
Adjustments affecting net operating income	1,372	(53)	(345)	ns
Adjusted net operating income*	382	580	756	-49%
Organic investments	168	479	240	-30%
Net acquisitions	(36)	118	(124)	ns
Net investments	132	597	116	+14%

*	Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income for Refining & Chemicals was $382 million, down 49% year-on-year. The decrease was mainly due to a severely degraded global refining environment in the first quarter, low plant utilization and low demand at the end of the quarter. The impact of the shutdown of the Normandy distillation unit is estimated at $100 million for the quarter and $200 million over the year.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the first quarter of 2020, the exclusion of the inventory valuation effect had a positive impact of $1,285 million on the segment’s adjusted net operating income, compared to a negative impact of $345 million in the first quarter of 2019. In the first quarter of 2020, the exclusion of special items had a positive impact of $87 million on the segment’s adjusted net operating income, whereas it had no impact in the first quarter of 2019.

In the first quarter of 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $674 million, a decrease of 39% compared to $1,104 million in the first quarter of 2019 for the same reasons mentioned above. In the first quarter of 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $(1,183) million, compared to $(538) million in the first quarter of 2019. The difference between the operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases and the cash flow from operating activities excluding financial charges, except those related to leases is mainly due to the decrease in the value of inventories linked to the decline in the price of oil.

B.4.    Marketing & Services segment

Petroleum product sales

Sales in kb/d*	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Total Marketing & Services sales	1,656	1,835	1,836	-10%
• Europe	906	1,033	1,012	-11%
• Rest of world	750	801	824	-9%

*	Excludes trading and bulk refining sales.

Sales of petroleum products decreased by 10% in the first quarter 2020, notably due to the impact of Covid-19 on demand, mainly in China and in France.

Results

in millions of dollars	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Non-Group sales	18,675	21,379	21,279	-12%
Operating income	78	475	569	-86%
Net income (loss) from equity affiliates and other items	10	15	(10)	ns
Tax on net operating income	(32)	(100)	(164)	-80%
Net operating income	56	390	395	-86%
Adjustments affecting net operating income	246	84	(52)	ns
Adjusted net operating income*	302	474	343	-12%
Organic investments	109	471	80	+36%
Net acquisitions	6	40	(8)	ns
Net investments	115	511	72	+60%

*	Detail of adjustment items shown in the business segment information starting on page 23 of this exhibit.

Adjusted net operating income was $302 million in the first quarter 2020, a decrease of 12%, in line with the decrease in volumes.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the first quarter of 2020, the exclusion of the inventory valuation effect had a positive impact of $154 million on the segment’s adjusted net operating income, compared to a negative impact of $52 million in the first quarter of 2019. In the first quarter of 2020, the exclusion of special items had a positive impact of $92 million on the segment’s adjusted net operating income, whereas there was no impact in the first quarter of 2019.

In the first quarter of 2020, the segment’s operating cash flow excluding the change in working capital at replacement cost and excluding financial charges, except those related to leases was $390 million, a decrease of 33% compared to $582 million in the first quarter of 2019. In the first quarter of 2020, the segment’s cash flow from operating activities excluding financial charges, except those related to leases was $(399) million, compared to $232 million in the first quarter of 2019.

C.    GROUP RESULTS

Net income (Group share)

In the first quarter of 2020, net income (Group share) was $34 million, a decrease of 99% compared to $3,111 million in the first quarter of 2019.

Adjusted net income (Group share) was $1,781 million, a decrease of 35% year-on-year, due to lower Brent prices, natural gas prices and refining margins as well as the impact of the Covid-19 crisis on demand.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value1.

Total adjustments affecting net income (Group share)2 were $(1,747) million in the first quarter 2020, including $(1,414) million for the after-tax inventory effect linked to lower oil prices.

Fully-diluted shares and share buyback

The number of fully-diluted shares was 2,596 million on March 31, 2020.

In the framework of the shareholder return policy announced in February 2018, and the $5 billion buyback program for 2018-2020, the Group bought back shares at the start of the first quarter, while oil prices were around $60/b. 12.2 million shares were repurchased in the first quarter 2020 for $0.55 billion. In the context of the sharp decrease in oil prices, the buyback program was suspended at the beginning of March.

Acquisitions—asset sales

Acquisitions were $1.6 billion in the first quarter 2020, comprised notably of finalizing the acquisition of 37.4% of Adani Gas Limited in India and the payment for a second tranche linked to taking the 10% stake in the Arctic LNG 2 project in Russia.

Asset sales were $542 million in the first quarter 2020, comprised notably of the sales of Block CA1 in Brunei, the Group’s interest in the Fos Cavaou regasification terminal in France, and 50% of a portfolio of solar and wind assets from Total Quadran in France.

Cash flow

The Group’s cash flow from operating activities decreased by 64% in the first quarter of 2020 compared to the first quarter of 2019 from $3,629 million to $1,299 million.

The change in working capital at replacement cost in the first quarter of 2020, which is the (increase)/decrease in working capital of $(884) million, as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $(1,796) million, was $(2,680) million, compared to $(2,404) million in the first quarter of 2019.

In the first quarter of 2020, operating cash flow excluding the change in working capital at replacement cost was $4,016 million, a decrease of 33% compared to $6,033 million in the first quarter of 2019. This operating cash flow includes organic loan repayments from equity affiliates, effective second quarter 2019, and capital gain from renewable projects sale, effective first quarter 2020. In the first quarter of 2020, operating cash flow excluding the change in working capital at replacement cost, without financial charges was $4,528 million, a decrease of 31% compared to $6,536 million in the first quarter of 2019.

The Group’s net cash flow3 was $391 million in the first quarter 2020 in the context of lower prices.

[1]	Details shown on page 14 of this exhibit.
[2]	Details shown on pages 14 and 23-25 of this exhibit.
[3]	Net cash flow = operating cash flow before working capital changes—net investments (including other transactions with non-controlling interests). Details shown on page 15 of this exhibit.

D. PROFITABILITY

Return on equity was 9.8% for the twelve months ended March 31, 2020.

in millions of dollars	04/01/2019- 03/31/2020	01/01/2019- 12/31/2019	04/01/2018- 03/31/2019
Adjusted net income	11,079	12,090	13,810
Average adjusted shareholders’ equity	113,607	116,766	118,094
Return on equity (ROE)	9.8%	10.4%	11.7%

Return on average capital employed was 8.7% for the twelve months ended March 31, 2020.

in millions of dollars	04/01/2019- 03/31/2020	01/01/2019- 12/31/2019	04/01/2018- 03/31/2019
Adjusted net operating income	13,032	14,073	15,697
Average capital employed	150,418	143,674	146,210
ROACE	8.7%	9.8%	10.7%

E. 2020 SENSITIVITIES*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/-$0.1 per €	-/+$0.1 B	~$0 B
Average Liquids Price**	+/- $10/b	+/-$2.9 B	+/-$3.3 B
European gas price – NBP ($/Mbtu)	+/- $1/Mbtu	+/-$0.35 B	+/-$0.35 B
Variable cost margin, European refining (VCM)	+/- $10/t	+/-$0.5 B	+/-$0.6 B

*

Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2020. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 17.

**	In a $60/b Brent environment.

F. SUMMARY AND OUTLOOK

Since early March, the strong contraction in demand caused by the Covid-19 crisis has been exacerbated by sustained production, following the OPEC/non-OPEC meeting held on March 6. Despite the OPEC+ decision for exceptional production cuts reached during the April 9-12, 2020 meetings, demand remains well below supply, leading to overproduction and strong inventory builds. The anticipated gradual increase in demand linked to the end of the Covid-19 crisis may not bring a rapid resolution of the oil crisis given the time required to return inventories to normal levels.

TOTAL faces this period of economic and oil crisis with a low organic breakeven1 and a solid balance sheet. The Group reacted to this new environment with an action plan, which has the objectives of preserving the value of its assets, maximizing the efficiency of its expenditures and positioning the Group in the best conditions to emerge strengthened from this period. All employees are mobilized in all the segments of the Group.

The Group has therefore decided to reduce net investments by 25% to $14 billion this year.

Given the less favorable context for Upstream asset sales, the $5 billion program for 2019-20 is maintained but refocused on infrastructure and real estate assets. Acquisitions will be adjusted in light of asset sales finalized within the framework of the $14 billion net investment.

The 2020 cost savings program has been increased to at least $1 billion, in addition to saving on energy costs by more than $1 billion, notably in Refining & Chemicals.

In Upstream, the Group now anticipates 2020 production of between 2.95 and 3 Mboe/d, at least a 5% reduction compared to the previous 2020 forecasts, taking into account the voluntary reductions in Canada, the exceptional quotas announced by OPEC+, lower local demand for gas and the situation in Libya.

Confirming its strategy to grow in the integrated gas and low-carbon electricity chain, the Group maintains its planned investment level of $1.5 to $2 billion a year in low-carbon electricity and continues to grow in LNG with the anticipated start-up of Cameron LNG Train 3. Taking into consideration the lower demand due to the global economic slowdown, TOTAL anticipates deferments in LNG uplifts during the second and third quarters of the year. Furthermore, the decrease in oil prices will negatively impact the LNG long-term contract prices from the second half.

In the Downstream, refining margins benefit from the low crude oil price but the significant demand decrease in Europe will weigh on refinery utilization rates in the coming months. The Group anticipates an average refinery global utilization rate between 70-75%, compared to 84% in 2019. Petrochemical volumes are not affected by the crisis and benefit from the drop in raw material prices thanks to the flexibility of steam-crackers that are able to adapt feedstocks to market conditions. The Group anticipates that Marketing & Services sales will return to near-normal levels once re-opening measures become widespread.

The new measures taken will allow the organic cash breakeven1 to remain below $25/b in 2020, thus confirming Total’s resilience.

The Group’s priority is to generate a level of cash flow (DACF) that allows continued investing in profitable projects, to preserve an attractive return to shareholders and to maintain the strength of its balance sheet. The strategy successfully deployed during the 2015 crisis around the four priorities of HSE, operational excellence, cost reduction and cash flow mobilizes all the Group’s teams.

[1]

“Organic breakeven” and “organic cash breakeven” refer to pre-dividend organic cash breakeven, defined as the Brent price for which the operating cash flow before working capital changes covers the organic investments.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and are often, but not always, preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. -3.2 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F/A for the year ended December 31, 2019.

OPERATING INFORMATION BY SEGMENT

• Group production (Exploration Production + iGRP)

Combined liquids and gas production by region (kboe/d)	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Europe and Central Asia	1,097	1,102	990	+11%
Africa	701	703	697	+1%
Middle East and North Africa	681	701	686	-1%
Americas	372	368	373	-
Asia Pacific	235	239	201	+17%
Total production	3,086	3,113	2,946	+5%
• includes equity affiliates	753	768	709	+6%

Liquids production by region (kb/d)	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Europe and Central Asia	404	373	352	+15%
Africa	555	560	540	+3%
Middle East and North Africa	516	560	522	-1%
Americas	178	171	177	+1%
Asia Pacific	47	50	39	+21%
Total production	1,699	1,714	1,629	+4%
• includes equity affiliates	214	212	217	-1%

Gas production by region (Mcf/d)	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Europe and Central Asia	3,734	3,887	3,426	+9%
Africa*	746	686	795	-6%
Middle East and North Africa	912	792	905	+1%
Americas	1,092	1,109	1,101	-1%
Asia Pacific*	1,076	1,089	940	+14%
Total production*	7,560	7,563	7,167	+5%
• includes equity affiliates*	2,905	2,961	2,656	+9%

*	1Q19 and 4Q19 data restated

• Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Europe	1,771	1,993	2,022	-12%
Africa	683	737	658	+4%
Americas	766	763	839	-9%
Rest of world	444	526	616	-28%
Total consolidated sales	3,663	4,019	4,135	-11%
• includes bulk sales	497	508	557	-11%
• includes trading	1,510	1,676	1,742	-13%

Petrochemicals production* (kt)	1Q20	4Q19	1Q19	1Q20 vs 1Q19
Europe	1,272	1,253	1,416	-10%
Americas	664	630	614	8%
Middle East and Asia	652	717	660	-1%

*	Olefins, polymers

ADJUSTMENT ITEMS

Adjustment items to net income (Group share)

in millions of dollars	1Q20	4Q19	1Q19
Special items affecting net income (Group share)	(334)	(666)	(14)

• Gain (loss) on asset sales	—	—	—
• Restructuring charges	(80)	(5)	(2)
• Impairments	—	(248)	—
• Other	(254)	(413)	(12)

After-tax inventory effect: FIFO vs. replacement cost	(1,414)	57	388

Effect of changes in fair value	1	44	(22)

Total adjustments affecting net income	(1,747)	(565)	352

INVESTMENTS — DIVESTMENTS

in millions of dollars	1Q20	4Q19	1Q19	1Q20 vs. 1Q19
Organic investments (a)	2,523	4,291	2,784	-9%
• capitalized exploration	135	136	232	-42%
• increase in non-current loans	279	319	130	x2.1
• repayment of non-current loans, excluding organic loan repayment from equity affiliates*	(117)	(102)	(134)	ns
• change in debt from renewable projects (Group share)	(105)	—	—	ns

Acquisitions (b)	1,644	266	669	x2.5

Asset sales (c)	542	357	363	+49%
• change in debt from renewable projects (partner share)	61	—	—	ns

Other transactions with non-controlling interests (d)	—	(11)	—	ns

Net investments (a+b-c-d)	3,625	4,211	3,090	+17%
Organic loan repayment from equity affiliates* (e)	7	(275)	—	ns
Change in debt from renewable projects financing** (f)	166	—	—	ns
Capex linked to capitalized leasing contracts (g)	24	—	—	ns
Cash flow used in investing activities (a+b-c+e+f+g)	3,774	3,925	3,090	+22%

*	Effective second quarter of 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.
**	Change in debt from renewable projects (Group share and partner share).

CASH FLOW

in millions of dollars	1Q20	4Q19	1Q19	1Q20 vs. 1Q19
Operating cash flow before working capital changes w/o financial charges (DACF)	4,528	7,372	6,536	-31%
• Financial charges	(512)	(533)	(503)	ns
Operating cash flow before working capital changes (a)	4,016	6,839	6,033	-33%
• (Increase) decrease in working capital	(884)	46	(2,970)	ns
• Inventory effect	(1,796)	(11)	566	ns
• capital gain from renewable projects sale	(44)	—	—	ns
• Organic loan repayment from equity affiliates	7	(275)	—	ns

Cash flow from operations	1,299	6,599	3,629	-64%

Organic investments (b)	2,523	4,291	2,784	-9%

Free cash flow after organic investments, w/o net asset sales (a-b)	1,493	2,548	3,249	-54%

Net investments (c)	3,625	4,211	3,090	+17%

Net cash flow (a-c)	391	2,628	2,943	-87%

GEARING RATIO

in millions of dollars	03/31/2020	12/31/2019	03/31/2019
Current borrowings	18,521	14,819	13,906
Net current financial assets	(6,412)	(3,505)	(2,722)
Net financial assets classified as held for sale	—	301	227
Non-current financial debt	48,896	47,773	44,396
Hedging instruments of non-current debt	(1,133)	(912)	(637)
Cash and cash equivalents	(21,634)	(27,352)	(25,432)

Net debt (a)	38,238	31,124	29,738

Shareholders’ equity – Group share	112,006	116,778	117,993
Non-controlling interests	2,428	2,527	2,365

Shareholders’ equity (b)	114,434	119,305	120,358

Net-debt-to-capital ratio = a/(a+b)	25.0%	20.7%	19.8%

Net-debt-to-capital ratio excluding leases	21.3%	16.7%	15.9%

*	The net-debt-to-capital ratios include the impact of the new IFRS 16 rule, effective January 1, 2019.

RETURN ON AVERAGE CAPITAL EMPLOYED

• Twelve months ended March 31, 2020

in millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	6,490	2,710	2,629	1,612
Capital employed at 3/31/2019*	90,051	37,235	13,153	8,255
Capital employed at 3/31/2020*	85,622	44,236	12,878	8,764

ROACE	7.4%	6.7%	20.2%	18.9%

• Full year 2019

in millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	7,509	2,389	3,003	1,653
Capital employed at 12/31/2018*	89,400	34,746	10,559	6,442
Capital employed at 12/31/2019*	88,844	41,549	12,228	8,371

ROACE	8.4%	6.3%	26.3%	22.3%

•	Twelve months ended March 31, 2019

in millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	8,452	2,530	3,415	1,628
Capital employed at 3/31/2018*	93,276	30,996	13,428	7,409
Capital employed at 3/31/2019*	90,051	37,235	13,153	8,255

ROACE	9.2%	7.4%	25.7%	20.8%

*	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

	$/€	Brent ($/b)	Average liquids price* ($/b)	Average gas price* ($/Mbtu)	Average LNG price** ($/Mbtu)	Variable cost margin, European refining*** ($/t)
First quarter 2020	1.10	50.1	44.4	3.35	6.32	26.3
Fourth quarter 2019	1.11	63.1	59.1	3.76	6.52	30.2
Third quarter 2019	1.11	62.0	58.0	3.48	5.93	47.4
Second quarter 2019	1.12	68.9	63.7	3.82	5.69	27.6
First quarter 2019	1.14	63.1	58.7	4.51	7.20	33.0

Note: A new indicator; the “Average LNG price” has been introduced from 1Q20 to allow a better understanding of the integrated Gas (iG) performances. It represents the selling price of LNG equity production. 2019 quarterly data are provided.

*	Sales in $ / sales in volume for consolidated subsidiaries (excluding stock value variation).
**	Sales in $ / sales in volume for consolidated subsidiaries and equity affiliates (excluding stock value variation).

*** This indicator represents the average margin on variable costs realized by TOTAL’s European refining business (equal to the difference between the sales of refined products realized by TOTAL’s European refining and the crude purchases as well as associated variable costs, divided by refinery throughput in tons).

Disclaimer: Data is based on TOTAL’s reporting and is not audited. To the extent permitted by law, TOTAL S.A. disclaims all liability from the use of the main indicators.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)
	1st quarter	4th quarter	1st quarter
(M$)(a)	2020	2019	2019

Sales	43,870	49,280	51,205
Excise taxes	(5,293)	(5,895)	(6,081)
Revenues from sales	38,577	43,385	45,124
Purchases, net of inventory variation	(28,068)	(28,212)	(29,721)
Other operating expenses	(6,944)	(7,090)	(6,725)
Exploration costs	(140)	(231)	(288)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,635)	(4,431)	(3,466)
Other income	580	428	247
Other expense	(420)	(235)	(209)
Financial interest on debt	(569)	(606)	(561)
Financial income and expense from cash & cash equivalents	(155)	51	(28)
Cost of net debt	(724)	(555)	(589)
Other financial income	188	143	160
Other financial expense	(181)	(203)	(195)
Net income (loss) from equity affiliates	732	502	711
Income taxes	37	(852)	(1,909)

Consolidated net income	2	2,649	3,140

Group share	34	2,600	3,111
Non-controlling interests	(32)	49	29

Earnings per share ($)	(0.01)	0.98	1.17

Fully-diluted earnings per share ($)	(0.01)	0.97	1.16

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)
	1st quarter	4th quarter	1st quarter
(M$)	2020	2019	2019
Consolidated net income	2	2,649	3,140

Other comprehensive income
Actuarial gains and losses	133	(138)	164
Change in fair value of investments in equity instruments	(164)	16	33
Tax effect	(15)	40	(45)
Currency translation adjustment generated by the parent company	(1,976)	2,461	(1,531)

Items not potentially reclassifiable to profit and loss	(2,022)	2,379	(1,379)

Currency translation adjustment	(21)	(654)	806
Cash flow hedge	(1,524)	(24)	(127)
Variation of foreign currency basis spread	56	(49)	11
Share of other comprehensive income of equity affiliates, net amount	(1,223)	82	388
Other	3	1	1
Tax effect	445	26	38

Items potentially reclassifiable to profit and loss	(2,264)	(618)	1,117

Total other comprehensive income (net amount)	(4,286)	1,761	(262)

Comprehensive income	(4,284)	4,410	2,878

Group share	(4,171)	4,319	2,840
Non-controlling interests	(113)	91	38

CONSOLIDATED BALANCE SHEET

TOTAL

	March 31, 2020	December 31, 2019	March 31, 2019
(M$)	(unaudited)		(unaudited)

ASSETS
Non-current assets
Intangible assets, net	32,823	33,178	28,727
Property, plant and equipment, net	113,254	116,408	117,881
Equity affiliates : investments and loans	26,998	27,122	25,996
Other investments	1,660	1,778	1,468
Non-current financial assets	1,133	912	637
Deferred income taxes	6,694	6,216	6,246
Other non-current assets	2,537	2,415	2,156

Total non-current assets	185,099	188,029	183,111

Current assets
Inventories, net	11,556	17,132	17,075
Accounts receivable, net	18,029	18,488	19,321
Other current assets	19,429	17,013	16,237
Current financial assets	7,016	3,992	3,373
Cash and cash equivalents	21,634	27,352	25,432
Assets classified as held for sale	421	1,288	314

Total current assets	78,085	85,265	81,752

Total assets	263,184	273,294	264,863

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares	8,123	8,123	8,231
Paid-in surplus and retained earnings	119,935	121,170	123,702
Currency translation adjustment	(14,431)	(11,503)	(11,606)
Treasury shares	(1,621)	(1,012)	(2,334)

Total shareholders’ equity—Group share	112,006	116,778	117,993

Non-controlling interests	2,428	2,527	2,365

Total shareholders’ equity	114,434	119,305	120,358

Non-current liabilities
Deferred income taxes	10,462	11,858	11,339
Employee benefits	3,260	3,501	3,150
Provisions and other non-current liabilities	19,452	20,613	21,020
Non-current financial debt	48,896	47,773	44,396

Total non-current liabilities	82,070	83,745	79,905

Current liabilities
Accounts payable	22,123	28,394	26,416
Other creditors and accrued liabilities	25,102	25,749	23,361
Current borrowings	18,521	14,819	13,906
Other current financial liabilities	604	487	651
Liabilities directly associated with the assets classified as held for sale	330	795	266

Total current liabilities	66,680	70,244	64,600

Total liabilities & shareholders’ equity	263,184	273,294	264,863

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)
	1st quarter	4th quarter	1st quarter
(M$)(a)	2020	2019	2019
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	2	2,649	3,140
Depreciation, depletion, amortization and impairment	3,730	4,624	3,716
Non-current liabilities, valuation allowances and deferred taxes	(661)	(672)	140
(Gains) losses on disposals of assets	(209)	(176)	(173)
Undistributed affiliates’ equity earnings	(587)	267	(306)
(Increase) decrease in working capital	(884)	46	(2,970)
Other changes, net	(92)	(139)	82

Cash flow from operating activities	1,299	6,599	3,629

CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(2,364)	(4,015)	(2,704)
Acquisitions of subsidiaries, net of cash acquired	(188)	(155)	—
Investments in equity affiliates and other securities	(1,534)	(170)	(753)
Increase in non-current loans	(295)	(319)	(130)

Total expenditures	(4,381)	(4,659)	(3,587)
Proceeds from disposals of intangible assets and property, plant and equipment	44	301	8
Proceeds from disposals of subsidiaries, net of cash sold	142	13	147
Proceeds from disposals of non-current investments	295	43	208
Repayment of non-current loans	126	377	134

Total divestments	607	734	497

Cash flow used in investing activities	(3,774)	(3,925)	(3,090)

CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
—Parent company shareholders	—	1	1
—Treasury shares	(609)	(620)	(491)
Dividends paid:
—Parent company shareholders	(1,882)	(1,876)	(1,830)
—Non-controlling interests	—	(1)	—
Net issuance (repayment) of perpetual subordinated notes	—	—	—
Payments on perpetual subordinated notes	(97)	(56)	(140)
Other transactions with non-controlling interests	(48)	160	(150)
Net issuance (repayment) of non-current debt	42	84	1,250
Increase (decrease) in current borrowings	2,785	(1,131)	(1,526)
Increase (decrease) in current financial assets and liabilities	(2,995)	(168)	106
Cash flow from (used in) financing activities	(2,804)	(3,607)	(2,780)

Net increase (decrease) in cash and cash equivalents	(5,279)	(933)	(2,241)

Effect of exchange rates	(439)	831	(234)
Cash and cash equivalents at the beginning of the period	27,352	27,454	27,907

Cash and cash equivalents at the end of the period	21,634	27,352	25,432

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)
			Paid-in surplus and retained earnings	Currency translation adjustment			Shareholders’ equity—Group Share	Non- controlling interests	Total shareholders’ equity
	Common shares issued				Treasury shares
(M$)	Number	Amount			Number	Amount
As of January 1, 2019	2,640,602,007	8,227	120,569	(11,313)	(32,473,281)	(1,843)	115,640	2,474	118,114

Net income of the first quarter 2019	—	—	3,111	—	—	—	3,111	29	3,140
Other comprehensive income	—	—	22	(293)	—	—	(271)	9	(262)
Comprehensive Income	—	—	3,133	(293)	—	—	2,840	38	2,878
Dividend	—	—	—	—	—	—	—	—	—
Issuance of common shares	1,272,267	4	64	—	—	—	68	—	68
Purchase of treasury shares	—	—	—	—	(8,675,188)	(491)	(491)	—	(491)
Sale of treasury shares(a)	—	—	—	—	2,210	—	—	—	—
Share-based payments	—	—	11	—	—	—	11	—	11
Share cancellation	—	—	—	—	—	—	—	—	—
Net issuance (repayment) of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(75)	—	—	—	(75)	—	(75)
Other operations with non-controlling interests	—	—	—	—	—	—	—	(150)	(150)
Other items	—	—	—	—	—	—	—	3	3

As of March 31, 2019	2,641,874,274	8,231	123,702	(11,606)	(41,146,259)	(2,334)	117,993	2,365	120,358

Net income from April 1 to December 31, 2019	—	—	8,156	—	—	—	8,156	142	8,298
Other comprehensive income	—	—	(681)	103	—	—	(578)	59	(519)
Comprehensive Income	—	—	7,475	103	—	—	7,578	201	7,779
Dividend	—	—	(7,730)	—	—	—	(7,730)	(115)	(7,845)
Issuance of common shares	25,116,236	70	1,201	—	—	—	1,271	—	1,271
Purchase of treasury shares	—	—	—	—	(43,714,148)	(2,319)	(2,319)	—	(2,319)
Sale of treasury shares(a)	—	—	(219)	—	4,276,738	219	—	—	—
Share-based payments	—	—	196	—	—	—	196	—	196
Share cancellation	(65,109,435)	(178)	(3,244)	—	65,109,435	3,422	—	—	—
Net issuance (repayment) of perpetual subordinated notes	—	—	(4)	—	—	—	(4)	—	(4)
Payments on perpetual subordinated notes	—	—	(278)	—	—	—	(278)	—	(278)
Other operations with non-controlling interests	—	—	55	—	—	—	55	108	163
Other items	—	—	16	—	—	—	16	(32)	(16)

As of December 31, 2019	2,601,881,075	8,123	121,170	(11,503)	(15,474,234)	(1,012)	116,778	2,527	119,305

Net income of the first quarter 2020	—	—	34	—	—	—	34	(32)	2
Other comprehensive income	—	—	(1,277)	(2,928)	—	—	(4,205)	(81)	(4,286)
Comprehensive income	—	—	(1,243)	(2,928)	—	—	(4,171)	(113)	(4,284)
Dividend	—	—	—	—	—	—	—	—	—
Issuance of common shares	—	—	—	—	—	—	—	—	—
Purchase of treasury shares	—	—	—	—	(13,236,044)	(609)	(609)	—	(609)
Sale of treasury shares(a)	—	—	—	—	3,030	—	—	—	—
Share-based payments	—	—	31	—	—	—	31	—	31
Share cancellation	—	—	—	—	—	—	—	—	—
Net issuance (repayment) of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(72)	—	—	—	(72)	—	(72)
Other operations with non-controlling interests	—	—	(44)	—	—	—	(44)	(4)	(48)
Other items	—	—	93	—	—	—	93	18	111

As of March 31, 2020	2,601,881,075	8,123	119,935	(14,431)	(28,707,248)	(1,621)	112,006	2,428	114,434

(a)	Treasury shares related to the restricted stock grants.

INFORMATION BY BUSINESS SEGMENT

TOTAL

(unaudited)

1st quarter 2020
(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,582	5,090	18,523	18,675	—	—	43,870
Intersegment sales	5,564	594	6,095	89	28	(12,370)	—
Excise taxes	—	—	(650)	(4,643)	—	—	(5,293)

Revenues from sales	7,146	5,684	23,968	14,121	28	(12,370)	38,577
Operating expenses	(3,643)	(4,992)	(24,841)	(13,799)	(247)	12,370	(35,152)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(334)	(395)	(244)	(18)	—	(3,635)

Operating income	859	358	(1,268)	78	(237)	—	(210)
Net income (loss) from equity affiliates and other items	423	399	(57)	10	124	—	899
Tax on net operating income	(454)	8	335	(32)	28	—	(115)

Net operating income	828	765	(990)	56	(85)	—	574
Net cost of net debt							(572)
Non-controlling interests							32

Net income—group share							34

1st quarter 2020 (adjustments)(a)

(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	2	—	—	—	—	2
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	2	—	—	—	—	2
Operating expenses	(10)	(119)	(1,589)	(346)	(55)	—	(2,119)
Depreciation, depletion and impairment of tangible assets and mineral interests	—	—	—	—	—	—	—

Operating income (b)	(10)	(117)	(1,589)	(346)	(55)	—	(2,117)
Net income (loss) from equity affiliates and other items	128	(75)	(208)	—	—	—	(155)
Tax on net operating income	7	44	425	100	—	—	576

Net operating income (b)	125	(148)	(1,372)	(246)	(55)	—	(1,696)
Net cost of net debt							(101)
Non-controlling interests							50

Net income—group share							(1,747)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
— On operating income	—	—	(1,578)	(218)	—
— On net operating income	—	—	(1,285)	(154)	—

1st quarter 2020 (adjusted)

(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,582	5,088	18,523	18,675	—	—	43,868
Intersegment sales	5,564	594	6,095	89	28	(12,370)	—
Excise taxes	—	—	(650)	(4,643)	—	—	(5,293)

Revenues from sales	7,146	5,682	23,968	14,121	28	(12,370)	38,575
Operating expenses	(3,633)	(4,873)	(23,252)	(13,453)	(192)	12,370	(33,033)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(334)	(395)	(244)	(18)	—	(3,635)

Adjusted operating income	869	475	321	424	(182)	—	1,907
Net income (loss) from equity affiliates and other items	295	474	151	10	124	—	1,054
Tax on net operating income	(461)	(36)	(90)	(132)	28	—	(691)

Adjusted net operating income	703	913	382	302	(30)	—	2,270
Net cost of net debt							(471)
Non-controlling interests							(18)

Adjusted net income—group share							1,781

1st quarter 2020

(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,659	2,291	226	160	45		4,381
Total divestments	121	344	79	46	17		607
Cash flow from operating activities	3,923	(489)	(1,183)	(399)	(553)		1,299

INFORMATION BY BUSINESS SEGMENT

TOTAL

(unaudited)

4th quarter 2019

(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,563	4,292	22,040	21,379	6	—	49,280
Intersegment sales	8,266	993	7,739	203	47	(17,248)	—
Excise taxes	—	—	(765)	(5,130)	—	—	(5,895)

Revenues from sales	9,829	5,285	29,014	16,452	53	(17,248)	43,385
Operating expenses	(4,156)	(4,471)	(28,084)	(15,714)	(356)	17,248	(35,533)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,307)	(488)	(351)	(263)	(22)	—	(4,431)

Operating income	2,366	326	579	475	(325)	—	3,421
Net income (loss) from equity affiliates and other items	166	391	57	15	6	—	635
Tax on net operating income	(893)	104	(3)	(100)	(39)	—	(931)

Net operating income	1,639	821	633	390	(358)	—	3,125
Net cost of net debt							(476)
Non-controlling interests							(49)

Net income—group share							2,600

4th quarter 2019 (adjustments)(a)

(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	10	—	—	—	—	10
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	10	—	—	—	—	10
Operating expenses	(45)	(87)	44	(102)	(112)	—	(302)
Depreciation, depletion and impairment of tangible assets and mineral interests	(525)	(136)	(9)	—	—	—	(670)

Operating income (b)	(570)	(213)	35	(102)	(112)	—	(962)
Net income (loss) from equity affiliates and other items	(22)	(38)	(13)	(23)	—	—	(96)
Tax on net operating income	200	278	31	41	(73)	—	477

Net operating income (b)	(392)	27	53	(84)	(185)	—	(581)
Net cost of net debt							(3)
Non-controlling interests							19

Net income—group share							(565)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
—On operating income	—	—	85	(96)	—
—On net operating income	—	—	117	(60)	—

4th quarter 2019 (adjusted)

(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,563	4,282	22,040	21,379	6	—	49,270
Intersegment sales	8,266	993	7,739	203	47	(17,248)	—
Excise taxes	—	—	(765)	(5,130)	—	—	(5,895)

Revenues from sales	9,829	5,275	29,014	16,452	53	(17,248)	43,375
Operating expenses	(4,111)	(4,384)	(28,128)	(15,612)	(244)	17,248	(35,231)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,782)	(352)	(342)	(263)	(22)	—	(3,761)

Adjusted operating income	2,936	539	544	577	(213)	—	4,383
Net income (loss) from equity affiliates and other items	188	429	70	38	6	—	731
Tax on net operating income	(1,093)	(174)	(34)	(141)	34	—	(1,408)

Adjusted net operating income	2,031	794	580	474	(173)	—	3,706
Net cost of net debt							(473)
Non-controlling interests							(68)

Adjusted net income—group share							3,165

4th quarter 2019

(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,633	747	664	571	44		4,659
Total divestments	256	342	69	62	5		734
Cash flow from operating activities	4,206	1,527	1,142	278	(554)		6,599

INFORMATION BY BUSINESS SEGMENT

TOTAL

(unaudited)

1st quarter 2019

(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,794	6,419	21,711	21,279	2	—	51,205
Intersegment sales	7,716	627	8,017	162	27	(16,549)	—
Excise taxes	—	—	(776)	(5,305)	—	—	(6,081)

Revenues from sales	9,510	7,046	28,952	16,136	29	(16,549)	45,124
Operating expenses	(4,029)	(6,409)	(27,334)	(15,334)	(177)	16,549	(36,734)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,529)	(315)	(374)	(233)	(15)	—	(3,466)

Operating income	2,952	322	1,244	569	(163)	—	4,924
Net income (loss) from equity affiliates and other items	194	380	149	(10)	1	—	714
Tax on net operating income	(1,424)	(173)	(292)	(164)	60	—	(1,993)

Net operating income	1,722	529	1,101	395	(102)	—	3,645
Net cost of net debt							(505)
Non-controlling interests							(29)

Net income—group share							3,111

1st quarter 2019 (adjustments)(a)

(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(27)	—	—	—	—	(27)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—

Revenues from sales	—	(27)	—	—	—	—	(27)
Operating expenses	—	(58)	492	74	—	—	508
Depreciation, depletion and impairment of tangible assets and mineral interests	—	—	—	—	—	—	—

Operating income (b)	—	(85)	492	74	—	—	481
Net income (loss) from equity affiliates and other items	—	6	2	—	—	—	8
Tax on net operating income	—	16	(149)	(22)	—	—	(155)

Net operating income (b)	—	(63)	345	52	—	—	334
Net cost of net debt							(4)
Non-controlling interests							22

Net income—group share							352

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
—On operating income	—	—	492	74	—
—On net operating income	—	—	345	52	—

1st quarter 2019 (adjusted)

(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,794	6,446	21,711	21,279	2	—	51,232
Intersegment sales	7,716	627	8,017	162	27	(16,549)	—
Excise taxes	—	—	(776)	(5,305)	—	—	(6,081)

Revenues from sales	9,510	7,073	28,952	16,136	29	(16,549)	45,151
Operating expenses	(4,029)	(6,351)	(27,826)	(15,408)	(177)	16,549	(37,242)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,529)	(315)	(374)	(233)	(15)	—	(3,466)

Adjusted operating income	2,952	407	752	495	(163)	—	4,443
Net income (loss) from equity affiliates and other items	194	374	147	(10)	1	—	706
Tax on net operating income	(1,424)	(189)	(143)	(142)	60	—	(1,838)

Adjusted net operating income	1,722	592	756	343	(102)	—	3,311
Net cost of net debt							(501)
Non-controlling interests							(51)

Adjusted net income—group share							2,759

1st quarter 2019

(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,025	1,118	285	144	15		3,587
Total divestments	29	225	169	72	2		497
Cash flow from operating activities	3,936	892	(538)	232	(893)		3,629

Reconciliation of the information by business segment with Consolidated Financial Statements

TOTAL

(unaudited)

1st quarter 2020

	Adjusted	Adjustments(a)	Consolidated statement of income
(M$)
Sales	43,868	2	43,870
Excise taxes	(5,293)	—	(5,293)
Revenues from sales	38,575	2	38,577
Purchases net of inventory variation	(26,107)	(1,961)	(28,068)
Other operating expenses	(6,786)	(158)	(6,944)
Exploration costs	(140)	—	(140)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,635)	—	(3,635)
Other income	580	—	580
Other expense	(191)	(229)	(420)
Financial interest on debt	(567)	(2)	(569)
Financial income and expense from cash & cash equivalents	(10)	(145)	(155)
Cost of net debt	(577)	(147)	(724)
Other financial income	188	—	188
Other financial expense	(181)	—	(181)
Net income (loss) from equity affiliates	658	74	732
Income taxes	(585)	622	37
Consolidated net income	1,799	(1,797)	2
Group share	1,781	(1,747)	34
Non-controlling interests	18	(50)	(32)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st quarter 2019

(M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	51,232	(27)	51,205
Excise taxes	(6,081)	—	(6,081)
Revenues from sales	45,151	(27)	45,124
Purchases net of inventory variation	(30,238)	517	(29,721)
Other operating expenses	(6,716)	(9)	(6,725)
Exploration costs	(288)	—	(288)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,466)	—	(3,466)
Other income	200	47	247
Other expense	(73)	(136)	(209)
Financial interest on debt	(557)	(4)	(561)
Financial income and expense from cash & cash equivalents	(28)	—	(28)
Cost of net debt	(585)	(4)	(589)
Other financial income	160	—	160
Other financial expense	(195)	—	(195)
Net income (loss) from equity affiliates	614	97	711
Income taxes	(1,754)	(155)	(1,909)
Consolidated net income	2,810	330	3,140
Group share	2,759	352	3,111
Non-controlling interests	51	(22)	29

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST THREE MONTHS 2020

(unaudited)

1) Accounting policies

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of March 31, 2020, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at March 31, 2020, are consistent with those used for the financial statements at December 31, 2019, with the exception of standards or amendments that must be applied for periods beginning January 1, 2020.

On January 1, 2020, the Group applied the amendments to IFRS9 and IFRS7 relating to the IBOR reform. The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform, and therefore maintain the hedge accounting qualification of interest rate derivatives. The Group is currently assessing the future impacts of these index changes.

The preparation of financial statements in accordance with IFRS for the closing as of March 31, 2020 requires the executive management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2019.

The interim consolidated financial statements are impacted by the Covid-19 and oil crises described in note 7 Other risks and contingent liabilities. The Group has taken this environment into account in its estimates, notably those relating to inventory valuation, asset impairments, employee benefits and income taxes.

In particular, the value of petroleum and petrochemical inventories, that are measured according to the FIFO (First-in, First-Out) method, deteriorated as a result of the significant decrease in prices during the quarter, especially in the Refining and Chemicals business segment.

Regarding impairment tests, the Group has considered that long-term assumptions used in December 31,2019 annual impairment tests did not need to be reviewed, but has taken into account the decrease in prices for 2020. Application of these assumptions did not result in any asset impairment at March 31, 2020.

The sensitivity of impairment tests realized at December 31, 2019 to variation of oil and gas prices is described in note 3.D. to the notes to the Consolidated Financial Statements as at December 31, 2019.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group Structure

2.1)	Main acquisitions and divestments

➣	Integrated Gas, Renewables & Power

•

On February 28, 2020, TOTAL finalized the acquisition of 37.4% interest in Adani Gas Limited, one of the 4 main distributors of city gas in India. To acquire 37.4% of equity shares of Adani Gas Limited, TOTAL launched a tender offer to public shareholders on October 14, 2019 that ended on January 14, 2020, then acquired the remaining shares from Adani on February 27 and 28, 2020.

➣	Exploration & Production

•	On March 31, 2020, TOTAL finalized the sale of its subsidiary Total E&P Deep Offshore Borneo BV which holds an 86.95% interest in Block CA1, located 100 kilometers off the coast of Brunei, to Shell.

2.2)	Divestment projects

➣	Exploration & Production

•

On July 10, 2019, Total announced the signature of an agreement to divest several UK non-core assets to Petrogas NEO UK Ltd. The overall consideration for this deal that is subject to approval from the relevant authorities amounts to $635 million. At March 31, 2020, the assets and liabilities have been respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $421 million and in “liabilities directly associated with the assets classified as held for sale” for an amount of $330 million. The assets concerned mainly include mineral interests and tangible assets.

3) Adjustment items

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices between business segments approximate market prices.

The organization of the Group’s activities is structured around the four followings segments:

-	An Exploration & Production segment;

-	An Integrated Gas, Renewables & Power segment comprising integrated gas (including LNG) and low carbon electricity businesses. It includes the upstream and midstream LNG activity;

-

A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost methods.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in the Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total

1st quarter 2020	Inventory valuation effect	—	—	(1,578)	(218)	—	(1,796)
	Effect of changes in fair value	—	2	—	—	—	2
	Restructuring charges	(10)	(8)	—	—	—	(18)
	Asset impairment charges	—	—	—	—	—	—
	Other items	—	(111)	(11)	(128)	(55)	(305)

Total		(10)	(117)	(1,589)	(346)	(55)	(2,117)

1st quarter 2019	Inventory valuation effect	—	—	492	74	—	566
	Effect of changes in fair value	—	(27)	—	—	—	(27)
	Restructuring charges	—	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—	—
	Other items	—	(58)	—	—	—	(58)

Total		—	(85)	492	74	—	481

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total

1st quarter 2020	Inventory valuation effect	—	—	(1,281)	(133)	—	(1,414)
	Effect of changes in fair value	—	1	—	—	—	1
	Restructuring charges	(3)	(12)	(65)	—	—	(80)
	Asset impairment charges	—	—	—	—	—	—
	Gains (losses) on disposals of assets	—	—	—	—	—	—
	Other items	128	(125)	(22)	(81)	(154)	(254)

Total		125	(136)	(1,368)	(214)	(154)	(1,747)

1st quarter 2019	Inventory valuation effect	—	—	344	44	—	388
	Effect of changes in fair value	—	(22)	—	—	—	(22)
	Restructuring charges	—	(2)	—	—	—	(2)
	Asset impairment charges	—	—	—	—	—	—
	Gains (losses) on disposals of assets	—	—	—	—	—	—
	Other items	—	(12)	—	—	—	(12)

Total		—	(36)	344	44	—	352

4) Shareholders’ equity

Treasury shares (TOTAL shares held directly by TOTAL S.A.)

In accordance with the shareholder return policy over 2018-2020 implemented since February 2018, TOTAL S.A. continued to repurchase its own shares until the suspension of this policy, which was announced on March 23, 2020 in the context the fall in the crude oil price to around $30 per barrel.

TOTAL S.A. has also repurchased shares to be allocated to free share grant plans.

As a result, as of March 31, 2020, TOTAL S.A. directly holds 28,707,248 TOTAL shares, representing 1.10% of its share capital, which are deducted from the consolidated shareholders’ equity and allocated as follows:

Shares to be cancelled (1)		23,284,409
	Repurchased during Q4 2019	11,051,144
	Repurchased during Q1 2020	12,233,265
Shares to be allocated as part of free share grant plans (2)		5,422,839
	2017 Plan	4,356,244
	2018 Plan	1,001,829
	Other Plans	64,766

Treasury shares Total	(1)+(2)	28,707,248

Dividend

TOTAL S.A. already paid three interim dividends for the fiscal year 2019.

The Board of Directors decided on February 5, 2020 to propose to the Shareholders’ meeting of May 29, 2020 to distribute a balance of €0.68 per share for the 2019 fiscal year dividend. The Board of Directors decided on May 4, 2020 to propose, subject to the approval of the Shareholders’ meeting of May 29, 2020, the option to pay this final dividend either in cash or in new shares of the company with a discount.

Dividend 2019	First interim	Second interim	Third interim	Final
Amount	€0.66	€0.66	€0.68	€0.68
Set date	April 25, 2019	July 24, 2019	October 29, 2019	May 29, 2020
Ex-dividend date	September 27, 2019	January 6, 2020	March 30, 2020	June 29, 2020
Payment date	October 1st , 2019	January 8, 2020	April 1st, 2020	July 16, 2020

The Board of Directors, during its May 4, 2020 meeting, set the first interim dividend for the fiscal year 2020 at €0.66 per share. This interim dividend will be paid in cash or in shares on October 2, 2020 (the ex-dividend date will be September 25, 2020).

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €(0.01) per share for the 1st quarter 2020 (€0.88 per share for the 4th quarter 2019 and €1.03 per share for the 1st quarter 2019). Diluted earnings per share calculated using the same method amounted to €(0.01) per share for the 1st quarter 2020 (€0.87 per share for the 4th quarter 2019 and €1.02 per share for the 1st quarter 2019).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	1st quarter 2020		1st quarter 2019
Actuarial gains and losses		133		164
Change in fair value of investments in equity instruments		(164)		33
Tax effect		(15)		(45)
Currency translation adjustment generated by the parent company		(1,976)		(1,531)
Sub-total items not potentially reclassifiable to profit and loss		(2,022)		(1,379)

Currency translation adjustment		(21)		806
– unrealized gain/(loss) of the period	(22)		852
– less gain/(loss) included in net income	(1)		46

Cash flow hedge		(1,524)		(127)
– unrealized gain/(loss) of the period	(1,543)		(52)
– less gain/(loss) included in net income	(19)		75

Variation of foreign currency basis spread		56		11
– unrealized gain/(loss) of the period	42		(3)
– less gain/(loss) included in net income	(14)		(14)

Share of other comprehensive income of equity affiliates, net amount		(1,223)		388
– unrealized gain/(loss) of the period	(1,233)		400
– less gain/(loss) included in net income	(10)		12

Other		3		1

Tax effect		445		38
Sub-total items potentially reclassifiable to profit and loss		(2,264)		1,117
Total other comprehensive income, net amount		(4,286)		(262)

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2020			1st quarter 2019
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount

Actuarial gains and losses	133	(50)	83	164	(45)	119
Change in fair value of investments in equity instruments	(164)	35	(129)	33	—	33
Currency translation adjustment generated by the parent company	(1,976)	—	(1,976)	(1,531)	—	(1,531)
Sub-total items not potentially reclassifiable to profit and loss	(2,007)	(15)	(2,022)	(1,334)	(45)	(1,379)
Currency translation adjustment	(21)	—	(21)	806	—	806
Cash flow hedge	(1,524)	463	(1,061)	(127)	42	(85)
Variation of foreign currency basis spread	56	(18)	38	11	(4)	7
Share of other comprehensive income of equity affiliates, net amount	(1,223)	—	(1,223)	388	—	388
Other	3	—	3	1	—	1
Sub-total items potentially reclassifiable to profit and loss	(2,709)	445	(2,264)	1,079	38	1,117
Total other comprehensive income	(4,716)	430	(4,286)	(255)	(7)	(262)

5) Financial debt

The Group has not issued any bond during the first three months of 2020.

The Group reimbursed bonds during the first three months of 2020:

–	Bond 4.750% issued in 2014 and maturing in January 2020 (NZD 100 million);

–	Bond 2.125% issued in 2014 and maturing in January 2020 (CAD 100 million);

–	Bond Euribor 3 months + 30 basis points issued in 2014 and maturing in March 2020 (EUR 1 000 million).

In April 2020, the Group has issued a EUR 3,000 million bond in two tranches :

–	Bond 1.491% maturing in April 2027 (EUR 1,500 million) ;

–	Bond 1,994% maturing in April 2032 (EUR 1,500 million).

In April 2020, the Group has also put in place a new committed syndicated credit line with banking counterparties for an amount of USD 6,350 million and with a 12-month tenor (with the option to extend twice by a further 6 months at TOTAL’s hand).

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first quarter of 2020.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group, other than those mentioned below.

Health and oil crises

The environment remains volatile, given the uncertainty about hydrocarbon demand related to the outlook for global economic growth and a context of geopolitical instability.

The Covid-19 epidemic that began in December 2019, in China, has been impacting demand since the beginning of the first quarter 2020. In this context of oversupply, the decision on March 6, 2020 by OPEC and Russia to stop their cooperation on the markets caused crude oil prices to fall sharply, by around 30%.

Despite the OPEC+ agreement for exceptional production cuts agreement reached during April 9-12, 2020 meetings, demand remains well below supply, leading to overproduction and strong inventory builds. The anticipated gradual increase in demand linked to the end of the Covid-19 crisis may not bring a rapid resolution of the oil crisis given the time required to return inventories to normal levels.

TOTAL faces this period of economic and oil crisis with a low organic breakeven and a solid balance sheet. The Group reacted to this new environment with an action plan, which has the objectives of preserving the value of its assets, maximizing the efficiency of its expenditures and positioning the Group in the best conditions to emerge strengthened from this period. All employees are mobilized in all the segments of the Group.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which the Group holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

8) Information by business segment

1st quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,582	5,090	18,523	18,675	—	—	43,870
Intersegment sales	5,564	594	6,095	89	28	(12,370)	—
Excise taxes	—	—	(650)	(4,643)	—	—	(5,293)
Revenues from sales	7,146	5,684	23,968	14,121	28	(12,370)	38,577
Operating expenses	(3,643)	(4,992)	(24,841)	(13,799)	(247)	12,370	(35,152)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(334)	(395)	(244)	(18)	—	(3,635)
Operating income	859	358	(1,268)	78	(237)	—	(210)
Net income (loss) from equity affiliates and other items	423	399	(57)	10	124	—	899
Tax on net operating income	(454)	8	335	(32)	28	—	(115)
Net operating income	828	765	(990)	56	(85)	—	574
Net cost of net debt							(572)
Non-controlling interests							32
Net income—group share							34

1st quarter 2020 (adjustments)(a)

(M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	2	—	—	—	—	2
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	2	—	—	—	—	2
Operating expenses	(10)	(119)	(1,589)	(346)	(55)	—	(2,119)
Depreciation, depletion and impairment of tangible assets and mineral interests	—	—	—	—	—	—	—
Operating income(b)	(10)	(117)	(1,589)	(346)	(55)	—	(2,117)
Net income (loss) from equity affiliates and other items	128	(75)	(208)	—	—	—	(155)
Tax on net operating income	7	44	425	100	—	—	576
Net operating income(b)	125	(148)	(1,372)	(246)	(55)	—	(1,696)
Net cost of net debt							(101)
Non-controlling interests							50
Net income—group share							(1,747)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
—On operating income	—	—	(1,578)	(218)	—
—On net operating income	—	—	(1,285)	(154)	—

1st quarter 2020 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,582	5,088	18,523	18,675	—	—	43,868
Intersegment sales	5,564	594	6,095	89	28	(12,370)	—
Excise taxes	—	—	(650)	(4,643)	—	—	(5,293)
Revenues from sales	7,146	5,682	23,968	14,121	28	(12,370)	38,575
Operating expenses	(3,633)	(4,873)	(23,252)	(13,453)	(192)	12,370	(33,033)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,644)	(334)	(395)	(244)	(18)	—	(3,635)
Adjusted operating income	869	475	321	424	(182)	—	1,907
Net income (loss) from equity affiliates and other items	295	474	151	10	124	—	1,054
Tax on net operating income	(461)	(36)	(90)	(132)	28	—	(691)
Adjusted net operating income	703	913	382	302	(30)	—	2,270
Net cost of net debt							(471)
Non-controlling interests							(18)
Adjusted net income—group share							1,781

1st quarter 2020 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	1,659	2,291	226	160	45		4,381
Total divestments	121	344	79	46	17		607
Cash flow from operating activities	3,923	(489)	(1,183)	(399)	(553)		1,299

1st quarter 2019	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
(M$)
Non-Group sales	1,794	6,419	21,711	21,279	2	—	51,205
Intersegment sales	7,716	627	8,017	162	27	(16,549)	—
Excise taxes	—	—	(776)	(5,305)	—	—	(6,081)
Revenues from sales	9,510	7,046	28,952	16,136	29	(16,549)	45,124
Operating expenses	(4,029)	(6,409)	(27,334)	(15,334)	(177)	16,549	(36,734)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,529)	(315)	(374)	(233)	(15)	—	(3,466)
Operating income	2,952	322	1,244	569	(163)	—	4,924
Net income (loss) from equity affiliates and other items	194	380	149	(10)	1	—	714
Tax on net operating income	(1,424)	(173)	(292)	(164)	60	—	(1,993)
Net operating income	1,722	529	1,101	395	(102)	—	3,645
Net cost of net debt							(505)
Non-controlling interests							(29)
Net income—group share							3,111

1st quarter 2019 (adjustments)(a) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(27)	—	—	—	—	(27)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(27)	—	—	—	—	(27)
Operating expenses	—	(58)	492	74	—	—	508
Depreciation, depletion and impairment of tangible assets and mineral interests	—	—	—	—	—	—	—
Operating income(b)	—	(85)	492	74	—	—	481
Net income (loss) from equity affiliates and other items	—	6	2	—	—	—	8
Tax on net operating income	—	16	(149)	(22)	—	—	(155)
Net operating income(b)	—	(63)	345	52	—	—	334
Net cost of net debt							(4)
Non-controlling interests							22
Net income—group share							352

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
—On operating income	—	—	492	74	—
—On net operating income	—	—	345	52	—

1st quarter 2019 (adjusted) (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,794	6,446	21,711	21,279	2	—	51,232
Intersegment sales	7,716	627	8,017	162	27	(16,549)	—
Excise taxes	—	—	(776)	(5,305)	—	—	(6,081)
Revenues from sales	9,510	7,073	28,952	16,136	29	(16,549)	45,151
Operating expenses	(4,029)	(6,351)	(27,826)	(15,408)	(177)	16,549	(37,242)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,529)	(315)	(374)	(233)	(15)	—	(3,466)
Adjusted operating income	2,952	407	752	495	(163)	—	4,443
Net income (loss) from equity affiliates and other items	194	374	147	(10)	1	—	706
Tax on net operating income	(1,424)	(189)	(143)	(142)	60	—	(1,838)
Adjusted net operating income	1,722	592	756	343	(102)	—	3,311
Net cost of net debt							(501)
Non-controlling interests							(51)
Adjusted net income—group share							2,759

1st quarter 2019 (M$)	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,025	1,118	285	144	15		3,587
Total divestments	29	225	169	72	2		497
Cash flow from operating activities	3,936	892	(538)	232	(893)		3,629

9) Reconciliation of the information by business segment with consolidated financial statements

1st quarter 2020 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income

Sales	43,868	2	43,870
Excise taxes	(5,293)	—	(5,293)
Revenues from sales	38,575	2	38,577
Purchases net of inventory variation	(26,107)	(1,961)	(28,068)
Other operating expenses	(6,786)	(158)	(6,944)
Exploration costs	(140)	—	(140)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,635)	—	(3,635)
Other income	580	—	580
Other expense	(191)	(229)	(420)
Financial interest on debt	(567)	(2)	(569)
Financial income and expense from cash & cash equivalents	(10)	(145)	(155)
Cost of net debt	(577)	(147)	(724)
Other financial income	188	—	188
Other financial expense	(181)	—	(181)
Net income (loss) from equity affiliates	658	74	732
Income taxes	(585)	622	37
Consolidated net income	1,799	(1,797)	2
Group share	1,781	(1,747)	34
Non-controlling interests	18	(50)	(32)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st quarter 2019 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	51,232	(27)	51,205
Excise taxes	(6,081)	—	(6,081)
Revenues from sales	45,151	(27)	45,124
Purchases net of inventory variation	(30,238)	517	(29,721)
Other operating expenses	(6,716)	(9)	(6,725)
Exploration costs	(288)	—	(288)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,466)	—	(3,466)
Other income	200	47	247
Other expense	(73)	(136)	(209)
Financial interest on debt	(557)	(4)	(561)
Financial income and expense from cash & cash equivalents	(28)	—	(28)
Cost of net debt	(585)	(4)	(589)
Other financial income	160	—	160
Other financial expense	(195)	—	(195)
Net income (loss) from equity affiliates	614	97	711
Income taxes	(1,754)	(155)	(1,909)
Consolidated net income	2,810	330	3,140
Group share	2,759	352	3,111
Non-controlling interests	51	(22)	29

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10) Post-closing

There was no post closing event except for those mentioned in note 5 and note 7.